FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May, 2006
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)
Date May 11, 2006	By	/s Hiroshi Kawashimo
(Signature)*
Hiroshi Kawashimo General Manager, Finance Division Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1.	Notice Regarding Stock Split

2.	Notice Regarding Revision of Projected Year-end Dividend For The Fiscal Year Ending December 31, 2006 (The 106th Business Term)

May 11, 2006
Canon Inc.
Chairman, President & CEO: Fujio Mitarai
Securities code: 7751
[First Section of Tokyo and other Stock Exchanges]
Inquiries:
Toshizo Tanaka
Senior Managing Director & Group Executive,
Finance & Accounting Headquarters
+81-3-3758-2111
Notice Regarding Stock Split
Canon Inc. (the “Company”) announced today that its Board of Directors authorized on May 11, 2006 a stock split, as described below.
1.	Objective of the stock split

To expand the investor base by establishing an environment that will make the Company’s shares more accessible to a broader range of potential shareholders by reducing the investment amount for one trading unit.

2.	Overview of stock split
1.	Method of split

Shares held by stockholders, listed or recorded in the final register of shareholders (including the register of beneficial owners of shares) as of June 30, 2006 (Friday), shall be split on a 3-for-2 basis. Any fractions of shares (less than one share) arising from the stock split will be sold or purchased by the Company. The proceeds arising from this sale or purchase will be distributed among shareholders who had fractions of shares after the split, in proportion to their fractional shares.

2.	Increase in the number of shares due to the stock split

The increase in the number of shares due to the stock split will be the total number of outstanding shares as of the end of June 30, 2006 (Friday) multiplied by 0.5. However, any fractions of shares (less than one share) resulting from the calculation will be omitted.

3.	Schedule

Record date	June 30, 2006	(Friday)
Effective date	July 1, 2006	(Saturday)

4.	Increase in authorized number of shares to be issued

On July 1, 2006 (Saturday) the Company’s Articles of Incorporation will be amended to increase the authorized number of shares by 1 billion shares from the current 2 billion shares to 3 billion shares.

5.	All other matters involving the stock split that may arise will be resolved accordingly by the Board of Directors, if necessary.
Supplementary information
1.	The delivery date for stock certificates following the stock split is scheduled for August 23, 2006 (Wednesday).

2.	The Company has not indicated in concrete terms the number by which shares will increase as a result of the stock split because, given the possibility that the number of outstanding shares may increase due to shares issued upon the conversion of convertible debentures between the resolution date and the record date of the stock split, it is not possible to determine the total number of outstanding shares as of the record date of the stock split.

3.	Based on the number of outstanding shares as of April 30, 2006, the number of outstanding shares after the stock split would be as follows:

Current number of outstanding shares	888,877,715 shares
Increase in number of shares due to the split	444,438,857 shares
Total number of outstanding shares after the split	1,333,316,572 shares
4.	The stock split has no effect on paid-in capital.

Paid-in capital (as of April 30, 2006)	174,538,795,361 yen
5.	Since the effective date of the stock split is July 1, 2006, the payment of the Company’s mid-term dividend for fiscal year 2006 will be based on the number of shares before the stock split.

6.	In conjunction with the stock split, the conversion price of the third series of Unsecured Convertible Debentures Due 2008 of the Company will be adjusted as follows from July 1, 2006.

	Pre-adjusted	Post-adjusted
	conversion price	conversion price

The third series of Unsecured Convertible Debentures Due 2008 (Issued: November 24, 1993)	1,497 yen	998 yen

May 11, 2006
Canon Inc.
Chairman, President & CEO: Fujio Mitarai
Securities code: 7751
[First Section of Tokyo and other Stock Exchanges]
Inquiries:
Toshizo Tanaka
Senior Managing Director & Group Executive,
Finance & Accounting Headquarters
+81-3-3758-2111
Notice regarding revision of projected year-end dividend for the fiscal year ending
December 31, 2006 (the 106th Business Term)
Canon Inc. (the “Company”) announced today that its Board of Directors authorized on May 11, 2006 a split of the Company’s common stock on a 3-for-2 basis for all shareholders of record at the close of business on June 30, 2006 (the “Record Date”). The Board of Directors also passed a resolution to raise the Company’s year-end dividend projection for the fiscal year ending December 31, 2006 (the 106th Business Term) as detailed below.
1.	Reason for the dividend revision

Despite the existence of uncertain factors, including the recent appreciation in the value of the yen, as 2006 marks the inaugural year of the five-year Phase III of Canon’s Excellent Global Corporation Plan, the Company is making all-out efforts to achieve its financial projections released on April 27, 2006. Amid these conditions and the implementation of the stock split, the Company has raised its projected year-end dividend per share as follows, based on the Company’s policy on return to shareholders, announced last year on December 14, and in line with its goal to enhance shareholder return.

2.	Details of the revision

	Mid-term	Year-end	Full-year

Previous projection (January 30, 2006)	50.00 yen	50.00 yen	100.00 yen

Current revision	50.00 yen	60.00 yen	110.00 yen
(Current revision after stock split)		(40.00 yen)

Previous year’s dividend payout (For reference)	35.00 yen	65.00 yen	100.00 yen

Note: Based on a pre-stock-split basis, the projected year-end dividend per share would be 60 yen. After the stock split of 3 for 2, the projected year-end dividend per share is 40 yen.

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.